Exhibit 4.6

Employee Stock Option Scheme Plan 2020

Employee Stock Option Scheme (ESOS) 2020 Grants under the ESOS 2016

Background

Employee Stock option Scheme 2020 (ESOS) is a conditional share plan for rewarding performance on pre-determined performance criteria and continued employment with the Company. The pre-determined performance criteria shall focus on rewarding employees for company performance and superior individual performance.

Salient Features of the Scheme and Plan

1.	Coverage of Plan

The Plan will cover around 38% of the Vedanta Limited eligible professional population, comprising of employees across grades including Group EXCO, Business EXCO and other key & critical employees in the group.

2.	Date of Grant: 31 March 2021

3.	Date of Vesting: 6 November 2023

4.	Grant Quantum

All selected employees have been divided in four categories basis their performance and potential rating provided by the business. The grant quantum for each of these four categories are then determined as percentage of employees’ fixed pay in each grade as given below.

Category	I	II	III	IV
EXCO	Max upto 100%
Business Exco	60% to 100%
M4 & Above	60% - 90%	50% - 75%	40% - 55%	30% - 45%
M5 & Below	50% - 80%	40% - 60%	30% - 40%	20% - 30%

Percentages are indicative and represent percentage of fixed compensation

The grant quantum varies for individual employees in various businesses due to multiple factors as highlighted below:

•	Business recommendation on category and grant

•	Individual fixed pay in comparison to grade average fixed pay

•	Key executive, high-potential employee and critical position holder consideration

•	Respective business entity performance during previous year

•	High Potential Talent: identified through various platforms

5.	Performance Condition

The number of options granted shall have performance based vesting component. However, continued employment with the company from the date of grant till the date of vesting shall be construed condition to be eligible for any vesting.

The Performance conditions as proposed for the scheme are:

Performance Parameters:

	Business	Individual	Mgmt. Discretion
M4 & Above	40%	40%	20%
M5 & Below	50%	50%	—

Business Performance – In addition to Volume, Cost & Net Sales Realization (NSR), EBITDA & FCF, ESG (Environment, Sustainability and Governance) and Carbon Footprint are 2 metrics which have been introduced as part of this scheme. The weightage of each parameter is built in the manner of their relevance / impact on each business for appropriate alignment. Vesting of awards will be dependent on the business performance parameters of the respective business/SBU entities as applicable in the group for 3 consecutive financial years (starting from the year of grant).

Sustained Individual Performance: Individual performance is a performance condition for vesting of awards under the Employee Stock Option Scheme. Vesting of awards will be dependent on the annual performance ratings of the individual employees for 3 consecutive financial years (starting from the year of grant).

Management Discretion: Management Discretion is an additional performance condition for vesting of awards under the Employee Stock Option Scheme. Vesting of awards will be dependent on the real contribution, taking up elevated role / additional responsibility and superior performance of employees during the vesting period

Fatality as a positive reinforcer: Inclusion of improvement in fatality as a positive reinforcer as part of the scheme. Inclusion of a 10% multiplier on account of zero fatality during the vesting period of the scheme. Please refer below to find the structure and impact of this recommendation:

Inclusion of Fatality in Scheme Structure:

6.	Performance Period

Business Performance: The performance period for the business/SBU performance based option will be a period of 3 financial years (1st April – 31st March) i.e. FY 2020-21; FY 2021-22 and FY 2022-23.

Sustained Individual Performance: The performance period for the individual performance-based option will be a period of 3 financial years (1st April – 31st March) i.e. FY 2020-21; FY 2021-22 and FY 2022-23.

Management Discretion: Vesting period from Date of Grant to Date of Vesting.

Fatality: Vesting period from Date of Grant to Date of Vesting

However, the overall vesting basis performance will be on completion of the vesting period i.e. 6 November 2023. Furthermore, for an employee to be eligible for performance – based vesting, he/she should in continued employment as on the date of vesting

7.	Vesting Schedule

Business Performance:

At the end of the performance period, the testing of performance under business/SBU performance condition for each of the three financial years shall be done individually with equal weightage for overall vesting. 50% of the award shall vest for achieving threshold performance increasing pro-rata to full vesting for achievement of 100% of target.

Sustained Individual Performance:

At the end of the performance period, the testing of performance under sustained individual performance for each of the three financial years shall be done individually. The vesting shall be determined based on sustained performance over the vesting period as per below table:

Multiplier**: Sustained Individual Performance Vesting schedule
Rating Combination	% of Options that Vest
A rating in all three years	125%
Top 2 ratings in 3 years	100%
One out of 3 years is C	25%
Two out of 3 years is C	0%
CCC	0%
D in any year	0%

**	The Multiplier is applicable on overall performance parameters

The vesting will be finalized by NRC or any other committee as may be constructed by the NRC for arriving at final pay-out for each employee on the basis of sustained value add over the vesting period

8.	Exercise Price

The exercise payable by employee shall be face value of the share i.e. INR 1.

9.	Exercise Period

Employees shall have 6 months to exercise the vested shares. The shares which are not exercised within this period shall lapse and become available for future grants.

10.	Administration

We propose that the scheme be managed through an ESOP trust in India. The trust shall be funded by the company to purchase shares from the secondary market. The scheme shall be administered through a third party appointed by the Company (ESOP Direct)

11.	Accounting

Accounting of the plan will be as per SEBI Share Based Employee Regulations, 2014. Under IND-AS, the accounting shall be done on fair value basis. Expensing will be done on a fair-value basis.